[Jones Day Letterhead]
November 21, 2011
Ms. Pamela Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	PMFG, Inc. Registration Statement on Form S-3 Filed October 18, 2011, File No. 333-177358
Dear Ms. Long:
     Set forth below are responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter received by facsimile on November 14, 2011 (the “Comment Letter”), concerning the above-referenced filing of PMFG, Inc. (the “Company”).
     For ease of reference, we have included the text of the Staff’s comments in bold-face type below, followed in each case by our response.
Exhibit 5.1
1.	We note that you have filed an unsigned form opinion. Please file a complete, signed opinion before requesting acceleration of your registration statement. Please refer to Staff Legal Bulletin 19 Section II.B.2.a, available at http://www.sec.gov/interps/legal/cfslb19.htm

Response: In response to the Staff’s comment, we have filed a signed opinion.

2.	We note that counsel has opined in paragraph 2 that the rights associated with the common stock will be validly issued. Please have counsel revise its opinion to further state that the rights will constitute binding obligations of yours under the law of the jurisdiction governing the rights agreement. Please see Staff Legal Bulletin 19, paragraphs II.B.1.f. and g., available on our website, for additional information.
      Response: In response to the Staff’s comment and as discussed with the Staff, we have revised our opinion to state that the rights will constitute a binding obligation of the Company under the law of the jurisdiction governing the rights agreement.

Ms. Pamela Long
Securities and Exchange Commission
November 21, 2011

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     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969-3766 or Charles T. Haag at (214) 969-5148.
Very truly yours,
/s/ James E. O’Bannon
cc:	Peter J. Burlage, PMFG, Inc. Ronald L. McCrummen, PMFG, Inc. Melissa G. Beare, PMFG, Inc. Charles T. Haag, Jones Day